CONSENT OF JEFFREY BICKEL

March 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Integra Resources Corp. (the "Company")
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the "Form 40-F")

I, Jeffrey Bickel, in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2024 (the "AIF"), and the Company's Management's Discussion & Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which included references to the technical report entitled "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated October 31, 2023, with an effective date of August 25, 2023, originally prepared by Michael Gustin, hereby consent to  (i) the inclusion of my name and the use of scientific and technical information originally prepared by and attributed to Michael Gustin in the Form 40-F, and any amendments thereto, which I have reviewed, and (iii) the use of information derived from the technical report, which I have reviewed, in the AIF, Annual MD&A, and the Form 40-F, and any amendments thereto.

I also hereby consent to the use of information covered by me and originally prepared by and attributed to Michael Gustin in the AIF and the Annual MD&A being included in or incorporated by reference into the registration statements on Form S-8 (File Nos. 333-242495 and 333-267507) and Form F-10 (File No. 333-276530). This consent extends to any amendments to the Form S-8, including post-effective amendments, and any new Form S-8 registration statements filed by the Company incorporating by reference the Form 40-F.

/s/ Jeffrey Bickel
Name: Jeffrey Bickel, C.P.G. #12050